MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS AT MARCH 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                            CONCEPTS                        CURRENT YEAR            PREVIOUS YEAR
S                                                                    Amount      %             Amount      %
-------------------------------------------------------------------------------------------------------------
   1         TOTAL ASSETS ....................................   42,656,829    100         34,183,235    100
   2         CURRENT ASSETS ..................................   18,893,040     44         18,576,195     54
   3         CASH AND CASH EQUIVALENTS .......................    6,863,130     16          4,648,331     14
   4         TRADE ACCOUNTS RECEIVABLE, NET ..................    7,408,919     17          9,653,893     28
   5         OTHER RECEIVABLES ...............................    1,212,723      3          1,159,511      3
   6         INVENTORIES .....................................    2,396,350      6          2,045,166      6
   7         OTHER CURRENT ASSETS ............................    1,011,918      2          1,069,294      3
   8         LONG-TERM .......................................   17,900,441     42         13,473,305     39
   9         NON-CURRENT RECEIVABLES .........................      681,015      2          2,350,079      7
  10         INVESTMENT IN AFFILIATED COMPANIES ..............      231,040      1            144,963      0
  11         OTHER INVESTMENTS ...............................   16,988,386     40         10,978,263     32
  12         PROPERTY, PLANT AND EQUIPMENT ...................    2,007,663      5          1,337,357      4
  13         LAND AND BUILDINGS ..............................    1,263,491      3            637,804      2
  14         MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ........    2,174,121      5          2,114,138      6
  15         OTHER EQUIPMENT .................................      565,629      1            607,147      2
  16         ACCUMULATED DEPRECIATION ........................    2,005,180      5          2,027,526      6
  17         CONSTRUCTION IN PROGRESS ........................        9,602      0              5,794      0
  18         OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)    3,449,718      8            355,513      1
  19         OTHER ASSETS ....................................      405,967      1            440,865      1

  20         TOTAL LIABILITIES ...............................   22,787,033    100         19,262,658    100
  21         CURRENT LIABILITIES .............................   10,703,111     47         10,663,723     55
  22         TRADE ACCOUNTS PAYABLE ..........................    2,712,393     12          3,049,926     16
  23         NOTES PAYABLE ...................................    2,818,538     12          2,559,433     13
  24         STOCK MARKET LOANS ..............................      144,222      1             90,787      0
 103         OTHER LOANS WITH COST ...........................       66,936      0             50,884      0
  25         TAXES OTHER THAN INCOME TAX .....................      203,809      1            157,593      1
  26         OTHER CURRENT LIABILITIES WITHOUT COST ..........    4,757,213     21          4,755,100     25
  27         LONG-TERM LIABILITIES ...........................    9,701,378     43          7,913,025     41
  28         LONG TERM DEBT ..................................    2,206,527     10          2,513,313     13
  29         LONG TERM DEBT STOCK MARKET .....................    7,277,007     32          5,139,791     27
  30         OTHER LIABILITIES WITH COST .....................      217,844      1            259,921      1
  31         DEFERRED LIABILITIES ............................       16,147      0             17,134      0
  32         OTHER LONG TERM LIABILITIES WITHOUT COST ........    2,366,397     10            668,776      3

  33         CONSOLIDATED STOCK HOLDERS' EQUITY ..............   19,869,796    100         14,920,577    100

  34         MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..    5,473,379     28          4,885,146     33
  35         TOTAL STOCK HOLDERS' EQUITY .....................   14,396,417     72         10,035,431     67
  36         CONTRIBUTED CAPITAL .............................   13,725,728     69          7,858,304     53
  79         COMMON STOCK ....................................    7,377,999     37          6,095,503     41
  39         ADDITIONAL PAID IN CAPITAL ......................    6,347,729     32          1,762,801     12
  40         CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......            0      0                  0      0
  41         CAPITAL INCREASE (DECREASE) .....................      670,689      3          2,177,127     15
  42         RETAINED EARNINGS AND CAPITAL RESERVE ...........      771,569      4          2,204,131     15
  44         INSUFFICIENCY FROM RESTATEMENT OF CAPITAL .......      -99,730     -1            -27,004      0
  80         SHARES REPURCHASED ..............................       -1,150      0                  0      0

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                              CURRENT YEAR             PREVIOUS YEAR
S                                                                         Amount      %             Amount      %
--------------------------------------------------------------------------------------------------------------------
   3     CASH AND CASH EQUIVALENTS .............................        6,863,130    100          4,648,331    100
  46     CASH ..................................................        1,950,133     28          1,186,673     26
  47     CASH EQUIVALENTS ......................................        4,912,997     72          3,461,658     74

   7     OTHER CURRENT ASSETS ..................................        1,011,918    100          1,069,294    100
  81     DERIVATIVE FINANCIAL INSTRUMENTS ......................                0      0                  0      0
  82     DISCONTINUED OPERATIONS ...............................                0      0                  0      0
  83     OTHER .................................................        1,011,918    100          1,069,294    100

  18     DEFERRED ASSETS (NET) .................................        3,449,718    100            355,513    100
  48     AMORTIZED OR REDEEMED EXPENSES ........................          881,678     26            355,513    100
  49     GOODWILL ..............................................        2,568,040     74                  0      0
  51     OTHERS ................................................                0      0                  0      0

19      OTHER ASSETS .......................................              405,967    100            440,865    100
84      INTANGIBLE ASSET FROM LABOR OBLIGATIONS ............              324,656     80            401,515     91
85      DERIVATIVE FINANCIAL INSTRUMENTS ...................               65,867     16             39,350      9
50      DEFERRED TAXES .....................................               15,444      4                  0      0
86      DISCONTINUED OPERATIONS ............................                    0      0                  0      0
87      OTHER ..............................................                    0      0                  0      0

  21     CURRENT LIABILITIES ...................................       10,703,111    100         10,663,723    100
  52     FOREING CURRENCY LIABILITIES ..........................        4,145,531     39          5,098,877     48
  53     MEXICAN PESOS LIABILITIES .............................        6,557,580     61          5,564,846     52

  26    OTHER CURRENT LIABILITIES ..........................            4,757,213    100          4,755,100    100
  88    DERIVATIVE FINANCIAL INSTRUMENTS ...................                    0      0                  0      0
  89    INTEREST LIABILITIES ...............................                    0      0                  0      0
  68    PROVISIONS .........................................            2,281,997     48          2,189,140     46
  90    DISCONTINUED OPERATIONS ............................                    0      0                  0      0
  58    OTHER CURRENT LIABILITIES ..........................            2,475,216     52          2,565,960     54

  27     LONG-TERM LIABILITIES .................................        9,701,378    100          7,913,025    100
  59     FOREING CURRENCY LIABILITIES ..........................        2,456,798     25          6,568,300     83
  60     MEXICAN PESOS LIABILITIES .............................        7,244,580     75          1,344,725     17

  31     DEFERRED LOANS ........................................           16,147    100             17,134    100
  65     NEGATIVE GOODWILL .....................................                0      0                  0      0
  67     OTHERS ................................................           16,147    100             17,134    100

  32     OTHER LIABILITIES .....................................        2,366,397    100            668,776    100
  66     DEFERRED TAXES ........................................        1,787,996     76                  0      0
  91     OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......          524,103     22            543,188     81
  92     DISCONTINUED OPERATIONS ...............................                0      0                  0      0
  69     OTHERS LIABILITIES ....................................           54,298      2            125,588     19

  79    CAPITAL STOCK ......................................            7,377,999    100          6,095,503    100
  37    CAPITAL STOCK (NOMINAL) ............................            6,902,117     94          5,646,195     93
  38    RESTATEMENT OF CAPITAL STOCK .......................              475,882      6            449,308      7

  42     RETAINED EARNINGS AND CAPITAL RESERVE .................          771,569    100          2,204,131    100
  93    LEGAL RESERVE ......................................              224,612     29            209,888     10
  43    RESERVE FOR REPURCHASE OF SHARES ...................              750,533     97            676,531     31
  94    OTHER RESERVES .....................................                    0      0                  0      0
  95    RETAINED EARNINGS ..................................             -231,959    -30          1,292,688     59
  45    NET INCOME FOR THE YEAR ............................               28,383      4             25,024      1

  44    OTHER ACCUMULATED COMPREHENSIVE RESULT .............              -99,730    100            -27,004    100
  70    ACCUMULATED INCOME DUE TO MONETARY POSITION ...........                 0      0                  0      0
  71    INCOME FROM NON-MONETARY POSITION ASSETS ..............                 0      0                  0      0
  96    CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...            38,270    -38            -23,405     87
  97    CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS         -138,000     138                  0      0
  98    CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............                0       0                  0      0
  99    LABOR OBLIGATION ADJUSTMENT ...........................                0       0             -3,599     13
 100    OTHER .................................................                0       0                  0      0

                             MEXICAN STOCK EXCHANGE


                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR              PREVIOUS YEAR
S                                                                         Amount                     Amount
------------------------------------------------------------------------------------------------------------
72      WORKING CAPITAL .......................................         8,189,929                 7,912,472
73      PENSIONS FUND AND SENIORITY PREMIUMS ..................            21,233                    10,335
74      EXECUTIVES (*) ........................................               106                        64
75      EMPLOYERS (*) .........................................             5,191                     3,939
76      WORKERS (*) ...........................................            11,281                    13,876
77      CIRCULATION SHARES (*) ................................       498,071,524               405,356,772
78      REPURCHASED SHARES (*) ................................                 0                         0
101     RESTRICTED CASH .......................................           753,232                 2,725,139
102     NET DEBT  OF NON CONSOLIDATED COMPANIES ...............                 0                         0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                     CONCEPTS                           CURRENT YEAR           PREVIOUS YEAR
R                                                             Amount     %            Amount     %
----------------------------------------------------------------------------------------------------
  1    NET SALES ..................................        5,220,816   100         4,841,688   100
  2    COST OF SALES ..............................        4,341,875    83         4,143,725    86
  3    GROSS PROFIT ...............................          878,941    17           697,963    14
  4    GENERAL EXPENSES ...........................          489,942     9           434,489     9
  5    INCOME (LOSS) AFTER GENERAL EXPENSES .......          388,999     7           263,474     5
  8    OTHER INCOME ANE (EXPENSE), NET ............           93,542     2            33,417     1
  6    COMPREHENSIVE FINANCING RESULT .............         -122,549    -2          -135,314    -3
 12    SHARE IN NET INCOME OF SUBSIDIARIES AND
       NON-CONSOLIDATED ASSOCIATES ................          -98,339    -2            -2,275     0
 48    NON ORDINARY ITEMS .........................                0     0                 0     0
  9    INCOME BEFORE INCOME TAXES .................          261,653     5           159,302     3
 10    INCOME TAXES ...............................           61,438     1            15,600     0
 11    INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS          200,215     4           143,702     3
 14    DISCONTINUED OPERATIONS ....................                0     0                 0     0
 18    NET CONSOLIDATED INCOME ....................          200,215     4           143,702     3
 19    NET INCOME OF MINORITY INTEREST ............          171,832     3           118,678     2
 20    NET INCOME OF MAJORITY INTEREST ............           28,383     1            25,024     1

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR            PREVIOUS YEAR
R                                                              Amount     %            Amount      %
-----------------------------------------------------------------------------------------------------
   1   NET SALES ...................................        5,220,816   100         4,841,688   100
  21   DOMESTIC ....................................        4,559,343    87         3,936,608    81
  22   FOREIGN .....................................          661,473    13           905,080    19
  23   TRANSLATED INTO DOLLARS (***) ...............           62,221     1            82,050     2

   8   OTHER FINANCIAL OPERATIONS ..................           93,542   100            33,417   100
  49   OTHER INCOME AND (EXPENSE), NET .............             -714    -1            44,654   134
  34   EMPLOYEES' PROFIT SHARING EXPENSES ..........            2,085     2             6,534    20
  35   DEFERED EMPLOYEES' PROFIT SHARING ...........          -96,341  -103             4,703    14

   6   TOTAL FINANCING COST ........................         -122,549   100          -135,314   100
  24   INTEREST PAID ...............................          213,007  -174           290,021   -214
  42   INTEREST EXPENSE ............................                0     0                 0     0
  45   OTHER FINANCE COSTS .........................                0     0                 0     0
  26   INTEREST EARNED .............................          142,559  -116           110,808   -82
  46   OTHER FINANCIAL PRODUCTS ....................                0     0                 0     0
  25   FOREIGN EXCHANGE GAIN (LOSS) NET ............          -52,101    43            74,454   -55
  28   GAIN DUE TO MONETARY POSITION ...............                0     0           -30,555    23

  10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING           61,438   100            15,600   100
  32   INCOME TAX ..................................           55,855    91            52,201   335
  33   DEFERED INCOME TAX ..........................            5,583     9           -36,601   -235
(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                  CURRENT YEAR         PREVIOUS YEAR
R                                                            Amount                Amount
------------------------------------------------------------------------------------------

 36    TOTAL SALES .............................          5,220,816             4,805,254
 37    NET INCOME OF THE YEAR ..................                  0              -293,990
 38    NET SALES (**) ..........................         22,868,146            22,427,654
 39    OPERATION INCOME (**) ...................          1,667,892             1,565,868
 40    NET INCOME OF MAYORITY INTEREST(**) .....           -870,395               584,940
 41    NET CONSOLIDATED INCOME (**) ............           -727,665               973,130
       47 OPERATIVE DEPRECIATION AND ACCUMULATED            199,560               182,080
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                     CONCEPTS                           CURRENT YEAR          PREVIOUS YEAR
RT                                                            Amount     %           Amount      %
----------------------------------------------------------------------------------------------------
  1         NET SALES ..................................   5,220,816   100         4,841,688   100
  2         COST OF SALES ..............................   4,341,875    83         4,143,725    86
  3         GROSS PROFIT ...............................     878,941    17           697,963    14
  4         GENERAL EXPENSES ...........................     489,942     9           434,489     9
  5         INCOME (LOSS) AFTER GENERAL EXPENSES .......     388,999     7           263,474     5
  8         OTHER INCOME ANE (EXPENSE), NET ............      93,542     2            33,417     1
  6         COMPREHENSIVE FINANCING RESULT .............    -122,549    -2          -135,314    -3
 12         SHARE IN NET INCOME OF SUBSIDIARIES AND
            NON-CONSOLIDATED ASSOCIATES ................     -98,339    -2            -2,275     0
 48         NON ORDINARY ITEMS .........................           0     0                 0     0
            INCOME BEFORE INCOME TAXES .................     261,653     5           159,302     3
            INCOME TAXES ...............................      61,438     1            15,600     0
            INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS     200,215     4           143,702     3
 14         DISCONTINUED OPERATIONS ....................           0     0                 0     0
 18         NET CONSOLIDATED INCOME ....................     200,215     4           143,702     3
 19         NET INCOME OF MINORITY INTEREST ............     171,832     3           118,678     2
 20         NET INCOME OF MAJORITY INTEREST ............      28,383     1            25,024     1

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR          PREVIOUS YEAR
RT                                                             Amount     %            Amount    %
---------------------------------------------------------------------------------------------------
  1         NET SALES ..................................    5,220,816   100         4,841,688   100
 21         DOMESTIC ...................................    4,559,343    87         3,936,608    81
 22         FOREIGN ....................................      661,473    13           905,080    19
 23         TRANSLATED INTO DOLLARS (***) ..............       62,221     1            82,050     2

  8         OTHER FINANCIAL OPERATIONS .................       93,542   100            33,417   100
 49         OTHER INCOME AND (EXPENSE), NET ............         -714    -1            44,654   134
 34         EMPLOYEES' PROFIT SHARING EXPENSES .........        2,085     2             6,534    20
 35         DEFERED EMPLOYEES' PROFIT SHARING ..........      -96,341   -103            4,703    14

  6         TOTAL FINANCING COST .......................     -122,549   100          -135,314   100
 24         INTEREST PAID ..............................      213,007   -174          290,021   -214
 42         INTEREST EXPENSE ...........................            0     0                 0     0
 45         OTHER FINANCE COSTS ........................            0     0                 0     0
 26         INTEREST EARNED ............................      142,559   -116          110,808   -82
 46         OTHER FINANCIAL PRODUCTS ...................            0     0                 0     0
 25         FOREIGN EXCHANGE GAIN (LOSS) NET ...........      -52,101    43            74,454   -55
 28         GAIN DUE TO MONETARY POSITION ..............            0     0           -30,555    23

 10         RESERVE FOR TAXES AND WORKERS' PROFIT SHARING      61,438   100            15,600   100
 32         INCOME TAX                                         55,855    91            52,201   335
 33         DEFERED INCOME TAX                                  5,583     9           -36,601   -235
(***) THOUSANDS OF DOLLARS





                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR       PREVIOUS YEAR
RT                                                                  Amount              Amount

47          OPERATIVE DEPRECIATION AND ACCUMULATED
             IMPAIRMENT LOSSES ..........................         199,560             182,080


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                   CONCEPTS                              CURRENT YEAR                 PREVIOUS YEAR
P
---------------------------------------------------------------------------------------------------------
YIELD
 1   NET INCOME TO NET SALES .........................        3.83    %                      2.97    %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........       -6.05    %                      5.83    %
 3   NET INCOME TO TOTAL ASSETS (**) .................       -1.71    %                      2.85    %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00    %                      0.00    %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        0.00    %                    -21.26    %

ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................        0.54  times                    0.66 times
 7   NET SALES TO FIXED ASSETS (**) ..................       11.39  times                   16.77 times
 8   INVENTORIES ROTATION (**) .......................        7.99  times                    9.40 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      111.06  days                   156.05 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        7.31    %                      8.74   %

LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       53.42    %                     56.35   %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        1.15  times                    1.29  times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       28.89    %                     60.57   %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      483.22    %                    591.69   %
15   OPERATING INCOME TO INTEREST PAID ...............        1.83  times                    0.91  times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.00  times                    1.16  times

LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.77  times                    1.74  times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.54  times                    1.55  times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.83  times                    0.96  times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       64.12    %                     43.59    %

CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........       10.50    %                      7.04    %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -38.98    %                     61.44    %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -6.98  times                   11.43  times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       99.89    %                    100.21    %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        0.11    %                     -0.21    %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       20.59    %                     82.02 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                  CONCEPTS                     CURRENT YEAR                         PREVIOUS YEAR
D                                                     Amount                               Amount
 -----------------------------------------------------------------------------------------------------------------
 1   BASIC PROFIT PER ORDINARY SHARE (**) .....   Ps.      -1.92                        Ps.       1.45
 2   BASIC PROFIT PER PREFERENT SHARE (**) ....   Ps.       0.00                        Ps.       0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ...   Ps.       0.00                        Ps.       0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) ................................   Ps.      -1.60                        Ps.       2.40
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)   Ps.       0.00                        Ps.       0.00
 8   CARRYING VALUE PER SHARE .................   Ps.      28.90                        Ps.      24.76
 9   CASH DIVIDEND ACUMULATED PER SHARE .......   Ps.       0.00                        Ps.       0.00
10   DIVIDEND IN SHARES PER SHARE .............             0.00   shares                         0.00   shares
11   MARKET PRICE TO CARRYING VALUE ...........             2.19   times                          1.77    times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ...............................           -32.95   times                         30.21    times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ...............................             0.00   times                          0.00    times
(**)    TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR               PREVIOUS YEAR
C                                                                       Amount                       Amount
--------------------------------------------------------------------------------------------------------------
  1         CONSOLIDATED NET INCOME ......................             261,653                      143,702
  2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
            REQUIRE USING CASH ...........................             286,283                      197,147
  3         CASH FLOW FROM NET INCOME OF THE YEAR ........             547,936                      340,849
  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .....          -2,035,252                    2,974,536
  5         CASH GENERATED (USED) IN OPERATING ACTIVITIES           -1,487,316                    3,315,385
  6         CASH FLOW FROM EXTERNAL FINANCING ............           2,472,742                   -3,610,102
  7         CASH FLOW FROM INTERNAL FINANCING ............               2,643                        7,571
  8         CASH FLOW GENERATED (USED) BY FINANCING ......           2,475,385                   -3,602,531
  9         CASH FLOW GENERATED (USED) IN INVESTMENT
            ACTIVITIES ...................................            -996,504                     -364,375
 10         NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
            INVESTMENTS ..................................              -8,435                     -651,521
 11         CASH AND SHORT-TERM INVESTMENTS AT THE
            BEGINNING OF PERIOD ..........................           6,871,565                    5,299,852
 12         CASH AND SHORT-TERM INVESTMENTS AT THE END
            OF PERIOD ....................................           6,863,130                    4,648,331





                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                           CURRENT YEAR             PREVIOUS YEAR
C                                                                        Amount                      Amount
------------------------------------------------------------------------------------------------------------
   2        + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .....................................            286,283                      197,147
  13        + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...            199,560                      182,080
  41        + (-) OTHER ITEMS ..............................             86,723                       15,067

   4        CASH FLOW FROM CHANGE IN WORKING CAPITAL .......          -2,035,252                   2,974,536
  18        + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE            -687,699                    5,667,655
  19        + (-) DECREASE (INCREASE) IN INVENTORIES .......           -774,301                     -494,133
  20        + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
            RECEIVABLE .....................................           -401,438                    -2,234,972
  21        + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..           -239,545                      254,783
  22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .             67,731                     -218,797

   6        CASH FLOW FROM EXTERNAL FINANCING ..............          2,472,742                    -3,610,102
  23        + SHORT-TERM BANK AND STOCK MARKET FINANCING ...          2,710,637                      251,871
  24        + LONG-TERM BANK AND STOCK MARKET FINANCING ....                  0                       21,388
  25        + DIVIDEND RECEIVED ............................                  0                            0
  26        + OTHER FINANCING ..............................                  0                       66,895
  27        (-) BANK FINANCING AMORTIZATION ................           -230,837                    -3,989,228
  28        (-) STOCK MARKET AMORTIZATION ..................                  0                            0
  29        (-) OTHER FINANCING AMORTIZATION ...............             -7,058                            0
  42        + (-) OTHER ITEMS ..............................                  0                       38,972

   7        CASH FLOW FROM INTERNAL FINANCING ..............              2,643                        7,571
  30        + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....              2,768                        7,571
  31        (-) DIVIDENS PAID ..............................                  0                            0
  32        + PREMIUM ON SALE OF SHARES ....................                  0                            0
  33        + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                  0                            0
  43        + (-) OTHER ITEMS ..............................               -125                            0

   9        CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .....................................           -996,504                     -364,375
  34        + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..........................           -386,579                            0
  35        (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT           -205,222                     -298,863
  36        (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                  0                            0
  37        + SALE OF OTHER PERMANENT INVESTMENTS ..........              5,245                        3,418
  38        + SALE OF TANGIBLE FIXED ASSETS ................                  0                       27,641
  39        + (-) OTHER ITEMS ..............................           -409,948                      -96,571

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